Vadim Avdeychik
(212)318-6054
vadimavdeychik@paulhastings.com

July 12, 2016

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant” or the “Acquiring Fund”) File No.:  811-23157

Dear Ms. Dubey:

On behalf of the Registrant, in response to your comments, the Registrant represents that it will revise the relevant language in the Dear Shareholder letter, to read: “In the event the Reorganizations are not approved, but the SP Investment Team Transaction closes and the Sub-Advisory Agreement between each of BOI and SIMNA and HTR and SIMNA is approved, SIMNA will act as the sub-adviser to each of BOI and HTR. Furthermore, the approval of the Sub-Advisory Agreement is not contingent on the Reorganizations.”

Furthermore, we confirm that, upon the Registration Statement filed on form N-14 being declared effective by the Commission, the Registrant will file a POS-EX filing to add a revised opinion and consent of Venable LLP, deleting provision number 5 under “In expressing the opinion set forth below, we have assumed the following”.

We request that we be notified of such effectiveness by a telephone call to Vadim Avdeychik of Paul Hastings LLP at (212) 318-6054.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP
cc: Michael R. Rosella

July 12, 2016

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant” or the “Acquiring Fund”) File No.:  811-23157

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-referenced Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-14 (“Pre-Effective Amendment”) be accelerated so that the Pre-Effective Amendment may be declared effective on July 12, 2016, or as soon thereafter as practicable.

Thank you for your consideration of this request. Should questions arise in connection with this request, please call Vadim Avdeychik of Paul Hastings LLP at (212) 318-6054.

Very truly yours,

Brookfield Real Assets Income Fund Inc.

/s/ Brian Hurley
Brian F. Hurley
President